UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Share Transfer Agreement – Fort Technology Inc.

On December 18, 2025, Jeffs’ Brands Ltd (the “Company”), entered into a share transfer agreement with an institutional investor, pursuant to which, it will sell and transfer to investors, 1,428,571 common shares of Fort Technology Inc. (TSXV: FORT) (“Fort”), in consideration for a purchase price of CAD 928,571. The shares represent approximately 10% of the Company’s holdings in Fort and approximately 7.4% of Fort’s outstanding shares. The Company currently holds a 73.93% equity stake in Fort and following the completion of the sale, the Company will hold approximately a 66.53% equity stake, maintaining its controlling interest. The closing of the sale is expected to be completed within seven days as of the date hereof, subject to customary closing conditions.

Press Release

On December 23, 2025, the Company issued a press release titled “Jeffs’ Brands Announces Corporate Rebranding: From Marketplace to Tech Powerhouse”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030 and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459 and File No. 333-291322), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Jeffs’ Brands Ltd, dated December 23, 2025, titled “Jeffs’ Brands Announces Corporate Rebranding: From Marketplace to Tech Powerhouse”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: December 23, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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